Exhibit (a)(1)(B)

ANNOUNCEMENT EMAIL TO ALL ELIGIBLE SERVICE PROVIDERS

From:	Kevin J. Mills, President and Chief Executive Officer, Socket Mobile, Inc.
To:	All Eligible Service Providers
Date:	August 5, 2019
Subject:	LAUNCH OF SOCKET MOBILE’S STOCK OPTION EXCHANGE PROGRAM

Dear Socket Mobile Eligible Service Providers:

You are receiving this email because you are eligible to participate in a voluntary, one-time stock option exchange offer that will allow you to exchange certain out-of-the-money stock options for new stock options, as described in more detail below, and also in the attached documents including the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options,” or the Offer to Exchange.

There are a number of terms used in this email that, if they aren’t defined in the email, are defined and discussed in further detail in the Offer to Exchange. If, after you’ve read this message and accompanying materials, you still have questions, please contact Lynn Zhao, Chief Financial Officer, by email at lynn@socketmobile.com or by phone at (510) 933-3016 or David Dunlap, Director, by email at v-ddunlap@socketmobile.com or by phone at (510) ___-____. We also recommend that you consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the Offer.

The stock option exchange program is a voluntary, one-time stock option exchange offer from Socket Mobile, Inc. (“Socket Mobile”), to allow eligible service providers who received certain eligible options the opportunity to exchange those options for new options (the “Offer”). If you elect to exchange your eligible options, will receive new options that have a new exercise price and are subject to a new vesting schedule and such other terms and conditions described in the Offer to Exchange.

Options eligible to be exchanged in the Offer include only those options that (i) were granted under the 2004 Equity Incentive Plan on (x) April 29, 2010, (y) June 1, 2010, or (z) July 1, 2010, and (ii) are outstanding and unexercised as of the time and date that the Offer expires. You are an eligible service provider if you are an employee, executive officer, director or consultant of Socket Mobile in its U.S. locations as of the date the Offer commences who remains a service provider of Socket Mobile through the new option grant date.

This Offer currently is scheduled to expire on August 30, 2019, at 9:00 p.m., Pacific Time, and new options are scheduled to be granted on the same calendar day (but after the Offer expires).

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We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Exchange and an election form (together with its associated instructions), both of which are attached to this email. In addition, to help you recall your outstanding eligible options, we will provide you with a summary of your outstanding stock options granted under the 2004 Equity Incentive Plan on (x) April 29, 2010, (y) June 1, 2010 or (z) July 1, 2010.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate.

If you do nothing, you will be making a decision not to participate in the Offer and you will not receive any new options pursuant to the Offer. Instead, your existing options will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, vesting schedule, and other terms.

If you want to participate in the Offer, we must receive your election form via fax to Lynn Zhao, our Chief Financial Officer, at (510) 933-3030 or hand delivery to Ms. Zhao at our main offices at 39700 Eureka Drive, Newark, CA 94560, no later than 9:00 p.m., Pacific Time, on August 30, 2019 (unless we extend the Offer).

If you do not continue to provide service to Socket Mobile (or any then-existing Socket Mobile parent or subsidiary) through the date that the new options are granted, then upon the termination of your service, you will cease to be an eligible service provider under the terms of the Offer, and any election that you have made to exchange any of your eligible options pursuant to the Offer will be ineffective. As a result, none of your eligible options will be exchanged under the Offer, and you will not receive new options.

If we have not received your properly completed and submitted election form by the expiration of the Offer, you will have rejected this Offer and you will keep your current eligible options. A copy of the election form is included in the Offer documents as well as attached to this email.

Sincerely,

Kevin J. Mills

President and Chief Executive Officer

Socket Mobile, Inc.

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Form

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